                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                       Forlink Software Corporation, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title or Class of Securities)

                                   346331 10 1
                                 --------------
                                 (CUSIP Number)

                               September 19, 2000
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-1(c)
          [X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 346331 10 1
          -----------

1.   NAME OF REPORTING PERSON (IRS IDENTIFICATION NO. FOR ENTITIES ONLY):

     Wei Song

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Chinese Citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER: 5,612,500 shares

     6.   SHARED VOTING POWER: 0

     7.   SOLE DISPOSITIVE POWER: 5,612,500 shares

     8.   SHARED DISPOSITIVE POWER: 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     5,612,500 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 22.0 %

12.  TYPE OF REPORTING PERSON: IN

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ITEM 1.

     (a)  NAME OF ISSUER:

          Forlink Software Corporation, Inc.

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          Fang Yuan Mansion 9F
          Zhongguancun South Road Yi No. 56
          Haidian District, Beijing PRC  100044

ITEM 2.

     (a)  NAME OF PERSON FILING:

          Wei Song

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          18 Golden Star
          Irvine, CA 92604

     (c)  CITIZENSHIP:

          Chinese Citizen.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock, $.001 Par Value

     (e)  CUSIP NUMBER:

          346331 10 1

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          Not applicable.

ITEM 4.   OWNERSHIP See Notes (1), (2) and (3) below.

          (a)  Amount beneficially owned: 5,612,500 shares

          (b)  Percent of class: 22.0%

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 5,612,500 shares

               (ii)  Shared power to vote or to direct the vote: 0

               (iii) Sole power to dispose or direct the disposition of:
                     5,612,500 shares

               (iv)  Shared power to dispose or to direct the disposition of: 0

Notes

(1) The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this
     Schedule 13G shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

(2)  Reflects ownership as of December 31, 2000.

(3) The Reporting Person acquired the shares prior to the date the Issuer registered its common stock under Section 12(g) of the Securities and Exchange Act of 1934, as amended.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATION.

          Not applicable - this statement is not being filed pursuant to Rule 13d-1(b).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated this 20th day of October, 2001.

                                       /s/ Wei Song
                                       -----------------------------------------
                                       Wei Song

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